John T. McKenna +1 650 843 5059 jmckenna@cooley.com	VIA EDGAR

September 10, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Mr. Donald Field

Ms. Sonia Bednarowski

Ms. Kristin Lochhead

Mr. Daniel Gordon

Re:	Bolt Biotherapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted August 10, 2020

CIK No. 0001641281

Ladies and Gentlemen:

On behalf of Bolt Biotherapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 1, 2020 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1 (the “DRS”).

In response to the Comments set forth in the Comment Letter, the Company has revised the DRS and is confidentially submitting via EDGAR a revised Draft Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your disclosure that your lead product candidate has a “favorable safety and tolerability profile,” has a “favorable preclinical safety profile” and has “preclinical data [that] showe[s] compelling anti-tumor efficacy.” We also note your disclosure related to PD-L1 that you “observed superior anti-tumor efficacy.” Determination as to a drug’s safety and efficacy are solely within the purview of the FDA or other regulatory body. As your product candidates have not received FDA approval, it is premature to suggest or imply that they are safe or effective. Please revise your disclosure here and any similar statements throughout the prospectus accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 1, 2, 3, 73, 89, 90, 96, 98 and 99 of the Registration Statement.

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U.S. Securities and Exchange Commission

September 10, 2020

Page Two

2.

We note your disclosure that in your preclinical studies you “observed complete regression and durable anti-tumor effects” and “promising anti-tumor effects.” We also note other similar conclusory statements throughout the filing regarding your preclinical studies. Please revise the descriptions of your preclinical studies in the prospectus summary and throughout to focus on the specific factual details of the studies, including quantitative information regarding the range of results observed. In addition, in your prospectus summary, clarify that the preclinical trials involved mice and non-human primates. Similarly, in your Business section, please revise to include more detailed descriptions of each preclinical trial conducted, including the number of tests conducted, the number of mice or non-human primates used in each test and the range of results observed.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 1, 2, 3, 73, 89, 90, 96, 97, 99, 100, 101, 102, 103, 104, 108, 109 and 110 of the Registration Statement.

Our Pipeline, page 4

3.

Please revise the pipeline chart to include individual columns for each of the three phases of clinical development. Please also advise what you mean by “Registrational” or, alternatively, please remove.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 4 and 91 of the Registration Statement. The Company respectfully advises the Staff that a registrational trial is a trial designed to obtain sufficient data and results to support the filing of an application for regulatory approval and that a Phase 2 or Phase 3 clinical trial may serve as a registrational trial. In addition, the Company’s ongoing clinical trial is a combined Phase 1/2 trial. Therefore, given the Company’s regulatory pathway, the Company respectfully submits that describing such future trials as “registrational” enhances investors’ understanding of the Company’s regulatory strategy versus potentially leaving investors under the impression that the Company must complete Phase 2 and Phase 3 trials.

Implications of Being an Emerging Growth Company, page 6

4.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Risk Factors

Risks Related to Our Business Operations, Employee Matters and Managing Growth

Our business, operations and clinical development plans and timelines, page 49

5.

We note your disclosure on page 49 that your “clinical trials have been and may continue to be affected by the COVID-19 pandemic.” Please revise the referenced risk factor to discuss in greater detail how your clinical trials have been affected.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 49 of the Registration Statement.

Cooley LLP    3175 Hanover Street, Palo Alto, CA 94304-1130

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U.S. Securities and Exchange Commission

September 10, 2020

Page Three

Risks Related to This Offering and Our Common Stock

Our amended and restated certificate of incorporation, page 60

6.

We note your disclosure on pages 60 and 163 that your amended and restated certificate of incorporation will include exclusive forum provisions that do not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please ensure that the exclusive forum provisions in the governing documents clearly state that they do not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Exchange Act.

Response: The Company respectfully advises the Staff that the Company will ensure that its amended and restated certificate of incorporation clearly states that the exclusive forum provision does not apply to any causes of action arising under the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Comparison of the Years Ended December 31, 2018 and 2019, page 75

7.

You disclose that research and development expenses and general and administrative expenses increased in the year ended December 31, 2019 as compared to 2018 as a result of higher personnel-related expenses due to increased headcount. Please revise to disclose the specific changes in and additions to headcount that contributed to the increase in expenses.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and 78 of the Registration Statement.

8.

We see that $12.2 million of the increase in research and development expenses related to BDC-1001 and your other preclinical programs due to the completion of your GLP toxicology program and the submission of your IND application for BDC-1001. Please revise to provide a more detailed discussion of research and development expenses related to your product candidates, including a discussion of the nature of expenses incurred and the existence of any trends, events or uncertainties that are reasonably likely to impact future results of operations or financial position. See Item 303(a)(3) of Regulation S-K for further guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 77 of the Registration Statement. The Company further advises the Staff that a discussion of any trends, events or uncertainties reasonably likely to impact future results of operations or financial position is included on page 75 of the Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates, Stock-Based

Compensation Expense, page 82

9.

We see that you issued 11.3 million stock options during the year ended December 31, 2019. Please revise to disclose the fair value of common stock that was used during the fiscal year and any subsequent interim period provided in the financial statements to determine the fair value of the stock options. In that regard, provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimated offering price.

Cooley LLP    3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

September 10, 2020

Page Four

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 84 and 85 of the Registration Statement. The Company further acknowledges the Staff that a full discussion of the fair value of common stock is included in Note 10 to its financial statements and a cross-reference to Note 10 is included on page 84 of the Registration Statement. Additionally, the Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested analysis prior to the filing and circulation of a preliminary prospectus once an estimated offering range is available.

Business

License and Collaboration Agreements

License Agreements with Stanford University, page 107

10.

Please refer to the fourth paragraph on page 107. We note that you are obligated to pay Stanford a percentage based upon consideration received from granting sublicenses. Please revise your description of the sublicense percentage to provide a range that does not exceed ten percent.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 82 and 112 of the Registration Statement.

Intellectual Property, page 110

11.

Please revise the second paragraph on page 111 to specify the product candidates or technologies to which the patents and pending patent applications relate, and specify whether each of the listed patents and patent applications are subject to the 2015 Stanford Agreement or to the 2018 Stanford Agreement as Stanford has retained different rights in each of these agreements. In addition, clarify which of the pending patent applications are provisional patent applications.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 115 of the Registration Statement.

Executive Compensation

Employment Arrangements

David Dornan, Ph.D., page 142

12.	Please file David Dornan’s Offer Letter as an exhibit to your registration statement or tell us why you believe this is not necessary.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has included the requested offer letter as an exhibit to the Registration Statement.

Note 2. Summary of Significant Accounting Policies, Unaudited Pro Forma Financial Information, page F-8

13.

We reference the discussion of the pro forma balance sheet reflecting the changes in capitalization at the closing of the IPO. Please revise to present the pro forma balance sheet (excluding effects of offering proceeds) alongside of the historical balance sheet giving effect to the change in capitalization.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page F-3 of the Registration Statement.

*    *    *

Cooley LLP    3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

September 10, 2020

Page Five

Please contact me at (650) 843-5059 or Sonya F. Erickson of Cooley LLP at (206) 452-8753 with any questions or further comments regarding our responses to the Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ JOHN T. MCKENNA

John T. McKenna

cc:	Randall C. Schatzman, Ph.D., Bolt Biotherapeutics, Inc.

Sonya F. Erickson, Cooley LLP

Julia Stark, Cooley LLP

Colleen E. Badgley, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Bryan M. Quinn, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com